Mail Stop 3561

December 6, 2007

*By U.S. Mail and facsimile to (619) 696-4611*

Donald E. Felsinger
Chairman and Chief Executive Officer
Sempra Energy
101 Ash Street
San Diego, CA  92101

      **Re:**    **Sempra Energy**
                **Definitive 14A**
                **Filed March 13, 2007**
                **File No. 1-14201**

Dear Mr. Felsinger:

We have reviewed your response letter dated September 21, 2007 and have the following comments.  Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response.  If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

Key Activities of the Compensation Committee in 2006, page 29

1. We note your response to comment 7 in our letter dated August 21, 2007 and we reissue that comment.  Please advise us whether disclosure of the performance-based measures would cause you competitive harm or otherwise is not material.

Outstanding Equity Awards at Year-End, page 45

2. We note your response to comment 16 in our letter dated August 21, 2007 and we reissue that comment.  Please disclose the specific vesting date for each grant of options.

Please contact me at (202) 551-3238 with any questions.

Sincerely,


Ellie Quarles
Special Counsel

cc:     Javade Chaudhri
        Executive Vice President and
          General Counsel